

Mail Stop 3561

November 24, 2009

Via U.S. Mail

Helen Xiao Duan
Chief Executive Officer
China Cattle Holding Corporation
The NorthEast Corner of Fengqing Park
South Taoyuan Road
Xi'an City, Shaanxi Province 710077
People's Republic of China

> **Re:** **China Cattle Holding Corporation**
> **Form 10/A**
> **Filed November 10, 2009**
> **File No. 000-53777**

Dear Ms. Duan:

We have reviewed your responses to the comments in our letter dated October 27, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Production, page 7

1. We note that the company has been granted a 30-year free lease from the government of Yangling under a cooperation agreement. Please provide the duration of the other preferential treatment policies the company has been granted under the agreement.

2. We note your estimated investment in a new beef processing center and its expected slaughter capacity and capacity utilization rate. Please include a risk factor discussing the fixed asset and capital investment in this center.

Note 3- Accounts Receivable, page F-13

3. We note your response to previous comment number 14 which referenced comment 51 in our October 8, 2009 comment letter, and reissue the comment. Please add disclosure to discuss the terms according to which related party receivables are expected to be collected as well as your accounting policy on the methodology used in assessing the recoverability of the amount of long-term receivables as reflected on your consolidated balance sheet at the end of each period.

Form 10-Q for the period ended September 30, 2009

4. In future filings, please add disclosure to discuss the terms according to which related party receivables are expected to be collected as well as your accounting policy on the methodology used in assessing the recoverability of the amount of long-term receivables as reflected on your consolidated balance sheet at the end of each period.

5. We note that you adopted SFAS 168/ASU 2009-1 for your interim financial statements for the period ended September 30, 2009, and provided references to the FASB codification as appropriate. If the company continues to provide reference to the Codification standards for financial statements subsequent to the adoption of the standard, please ensure that all references included in future filings are solely to the Codification standard and not to legacy GAAP. However, in this regard, please note that we also encourage a clear communication to the accounting concept in the notes to the financial statements, rather than providing a reference in the Codification, as investors may not be familiar with specific accounting literature. Please advise and confirm for future filings.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or Joseph Foti at (202) 551-3817 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3521 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Barbara A. Jones, Esq. (*via facsimile*)
McDermott Will & Emery LLP
(617) 535-3800